Exhibit 3.1

ARTICLES OF INCORPORATION

OF

RED PEARL ACQUISITION CORP.

ARTICLE I

NAME

The name of the corporation shall be Red Pearl Acquisition Corp. (hereinafter, the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The initial office of the Corporation shall be 10 W. Broadway, Suite 10G, Long Beach, NY 11561. The initial registered agent of the Corporation shall be Cane Clark LLP, 3273 E Warm Springs Rd, Las Vegas, NV 89120. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III

CAPITAL STOCK

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred million (100,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is ninety million (90,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. Common Stock.

(a) Dividend Rate. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") or the Nevada Revised Statues (hereinafter, the “NRS”), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) Voting Rights. Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) Consideration for Shares. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. Preferred Stock.

(a) Designation. The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) Certificate. Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. Non-Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV

DIRECTORS AND OFFICERS

Section 1. Number of Directors. The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. Initial Directors. The name and post office box or street address of the director(s) constituting the initial board of directors is:

Name Address

Bruce Bandt--3273 E Warm Springs RD, Las Vegas, NV 89120

Section 3. Limitation of Liability. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4. Payment of Expenses. In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including, but not limited to, in connection with such person being deemed an Unsuitable Person (as defined in Article VII hereof).

Section 5. Repeal And Conflicts. Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V

COMBINATIONS WITH INTERESTED STOCKHOLDERS

At such time, if any, as the Corporation becomes a "resident domestic corporation", as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

ARTICLE VI

BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

IN WITNESS WHEREOF, the Corporation has caused these articles of incorporation to be executed in its name by its Incorporator on March 1, 2007.

/s/ Scott Doney

Scott Doney

[Seal]	ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4299 (775) 684-5708 Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)	Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20070776549-17 Filing Date and Time 11/09/2007 8:13 AM Entity Number E0145852007-6

USE BLACK INK ONLY – DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation:

Red Pearl Acquisition Corp.

2.	The articles have been amended as follows (provide article numbers, if available):

Article 1 is amended to read as follows:

“1. Name of Corporation: Lightning Gaming, Inc.”

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is:

100% (3 million shares) in favor

4.	Effective date of filing (optional): 11/19/07 (must not be later than 90 days after the certificate is filed)

5.	Officer Signature (Required): /s/ xxxxxxxxxxx

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanies by appropriate fees.

Nevada Secretary of State AM 78,385 Amend 2007

Revised on: 01/01/07

CERTIFICATE OF DESIGNATION OF RIGHTS,
POWERS, LIMITATIONS AND RESTRICTIONS
OF SERIES A NONVOTING CAPITAL STOCK
OF LIGHTNING GAMING, INC.

Lightning Gaming, Inc., a Nevada corporation (the “Corporation”), certifies that pursuant to Article III of its Articles of Incorporation, and in accordance with Sections 78.195 and 78.1955 of the Nevada Revised Statutes (“NRS”), the board of directors of the Corporation (the “Board”) at a meeting duly called and held on December 14, 2009, at which a quorum was present and acting throughout, has duly adopted the following resolutions:

RESOLVED:  Pursuant to the authority vested in the Board by Article III of the Corporation’s Articles of Incorporation, a series of Preferred Stock, par value $.001 per share, of the Corporation, to be designated “Series A Nonvoting Capital Stock” (“Nonvoting Stock”) is hereby created and shall consist of 6,000,000 shares, of which the rights, powers, limitations and restrictions are as set forth below, and shall be so designated in a Certificate of Designation (the “Certificate”) to be filed with the Secretary of State of the State of Nevada (the “Nevada Secretary”).

RESOLVED:  Each share of Nonvoting Stock shall have identical rights, powers, limitations and restrictions in all respects as each share of the class of capital stock of the Corporation designated as “Common Stock,” par value of $.001 per share, including the right to receive the same consideration per share payable in respect of each share of Common Stock in the event of a merger, statutory exchange, conversion, consolidation, liquidation or similar transaction in which the Corporation is a constituent entity, except that unless otherwise mandated by applicable law, holders of Nonvoting Stock shall have no voting rights or powers whatsoever and shall not vote on or otherwise participate in any proceedings in which actions are taken by the Corporation or its stockholders, nor shall holders of Nonvoting Stock be entitled to notice of any meeting of stockholders of the Corporation (without limiting any rights or powers they may have in any capacity other than as holders of Nonvoting Stock).  Without limiting the generality of the foregoing, Nonvoting Stock shall carry no voting rights or powers with respect to (i) amendments of the Corporation’s Articles of Incorporation that would adversely alter or change any preference or any relative or other right or power given to the Nonvoting Stock; (ii) amendments of the Certificate that would change the number of authorized shares of Nonvoting Stock (other than a reduction in such number below the number of shares of Nonvoting Stock then issued and outstanding in a transaction that is not authorized under NRS Section 78.207 or any successor statute); or (iii) any plan of merger, statutory exchange, conversion, consolidation, dissolution and liquidation, or similar transaction in which the Corporation is a constituent entity (provided, however, that in any of the foregoing transactions, the same consideration per share shall be payable in respect of all shares of Common Stock and Nonvoting Stock).  Holders of Common Stock will, to the exclusion of holders of Nonvoting Stock, have full voting rights and powers for all purposes under Nevada law, unless mandated to the contrary by applicable law.

RESOLVED:  The number of authorized shares of Nonvoting Stock may be changed, through the filing of an amendment of the Certificate with the Nevada Secretary, by action of the Board without the approval of the holders of Common Stock; provided, however, that without the approval of holders of Common Stock, no such change shall reduce the number of authorized shares of Nonvoting Stock below the number of such shares then outstanding or increase the number of authorized shares of Nonvoting Stock above the aggregate number of authorized shares of the Corporation’s Preferred Stock, par value $.001 per share (“Preferred Stock”), that have not been allocated to any other series of Preferred Stock, unless NRS Section 78.207 (or any successor statute) permits such change without the approval of stockholders.

RESOLVED:  Subject to any further necessary Board approval, the officers of the Corporation are authorized and empowered to make any changes they deem necessary or appropriate in the Certificate and then to execute and file the Certificate with the Nevada Secretary.

IN WITNESS WHEREOF, the undersigned officer has executed this Certificate of Designation as of this 19th day of February 2010.

By:	/s/ Robert Ciunci
Name:	Robert Ciunci
Title:	Secretary